www.cemex.com 2011 OUTLOOK 2011 OUTLOOK February 2011 February 2011 Exhibit 1

Forward looking information
This presentation contains certain forward-looking statements and information relating to CEMEX, S.A.B. de C.V. and its subsidiaries (collectively, “CEMEX”) that are based on its knowledge of present facts, expectations and projections, circumstances and assumptions about future events. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental, and business conditions globally and in the countries in which CEMEX operates, CEMEX’s ability to comply with the terms and obligations of the financing agreement entered into with major creditors and other debt agreements, changes in interest rates, changes in inflation rates, changes in exchange rates, the cyclical activity of construction sector generally, changes in cement demand and prices, CEMEX’s ability to benefit from government economic stimulus plans, changes in raw material and energy prices, changes in business strategy, changes in the prevailing regulatory framework, natural disasters and other unforeseen events and various other factors.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.  Forward-looking statements are made as of the date hereof, and CEMEX does not intend, nor is it obligated, to update these forward-
looking statements, whether as a result of new information, future events or otherwise.
UNLESS OTHERWISE NOTED, ALL FIGURES  ARE PRESENTED IN DOLLARS,
BASED ON OUR MEXICAN FRS FINANCIAL STATEMENTS
Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

2011 guidance
Consolidated volumes for cement, ready mix, and aggregates
expected to show low-to-mid-single-digit growth versus 2010
Cost of energy, on a per-ton-of-cement-produced basis, expected to increase by about 8%
Total capex expected to reach US$475 million, US$350 million in maintenance capex and US$125 million in strategic capex
No major change expected in cash taxes and investment in working capital from 2010 levels
No significant change expected in cost of debt, including perpetual and convertible notes

US$250 million EBITDA-Enhancing Program
Pursuing opportunities to improve and streamline operations
– …as well as focusing on building a leaner, more efficient organization
Variable costs reductions
– Fuel optimization & increased alternative fuels use in Colombia, Philippines,
United States, and Germany
– Efficient raw material utilization in cement & reducing clinker factor in Poland,
Latvia, UAE, and Egypt
– Implementing best practices in Mexico’s aggregates business
Fixed costs improvement
– Ready-mix business rationalization project in USA
– Cement plants maintenance optimization in Mexico
SG&A containment
– Country and central corporate cost optimization

Domestic Gray
Cement
Ready-mix Aggregates
Volumes Volumes Volumes
Mexico
3% 3% 3%
United States
5% 6% 2%
1
Spain
(10%) (13%) (9%)
UK
2% 2% 1%
France
N/A 2% 1%
Germany
5% 6% 2%
Poland
6% 12% 0%
Colombia
5% 17% 50%
Philippines
6% N/A N/A
5
2011 Outlook:
Selected countries
1 On a like-to-like basis for the ongoing operations
Given the current events in Egypt, we are not providing volume outlook for this country